EXHIBIT 21

Subsidiaries of the Registrant

	State of	Names Under Which
Name	Incorporation	Subsidiary Does Business

HF Enterprises, Inc.	Delaware	HF Enterprises

HF Resources, Inc.	Delaware	HF Resources

HF Merchandising	Delaware	HF Merchandising

Hancock Fabrics of MI, Inc.	Delaware	Hancock Fabrics

Hancock Fabrics, LLC	Delaware	Hancock Fabrics

hancockfabrics.com, Inc.	Delaware	hancockfabrics.com

Sewing Centers, LLC	Delaware	Singer Sewing Center